August 23, 2021

T. Rowe Price California Tax-Free Money Fund

T. Rowe Price New York Tax-Free Money Fund

each a series of T. Rowe Price State Tax-Free Funds, Inc.

100 East Pratt Street

Baltimore, MD 21202

T. Rowe Price Tax-Exempt Money Fund

a series of T. Rowe Price Tax-Exempt Money Fund, Inc.

100 East Pratt Street

Baltimore, MD 21202

Dear Ladies and Gentlemen:

T. Rowe Price State Tax-Free Funds, Inc., a Maryland corporation, on behalf of T. Rowe Price California Tax-Free Money Fund and T. Rowe Price New York Tax-Free Money Fund, each a series thereof (each, a “Target Fund”), and T. Rowe Price Tax-Exempt Money Fund, Inc., a Maryland corporation (the “Acquiring Company”), on behalf of T. Rowe Price Tax-Exempt Money Fund, a series thereof (the “Acquiring Fund”), have requested our opinion as to certain federal income tax consequences of Acquiring Fund’s acquisition of each Target Fund pursuant to an Agreement and Plan of Reorganization, dated March 9, 2021 (each, a “Plan”). Each Plan contemplates (i) the transfer of the assets of a Target Fund to the Acquiring Fund (“Assets”), in exchange for the assumption by the Acquiring Fund of the liabilities of such Target Fund (the “Assumed Liabilities”) and shares of the Acquiring Fund (the “Acquiring Fund Shares”), (ii) the distribution of the Acquiring Fund Shares to the shareholders of the Target Fund, (iii) the redemption by the Target Fund of all of its outstanding shares for no consideration, and (iv) the termination, dissolution and complete liquidation of the Target Fund (all the foregoing transactions with respect to each Target Fund and the Acquiring Fund being referred to herein collectively as a “Reorganization”). This opinion is being delivered pursuant to Section 7 of the Plan. For ease of reference, the remainder of this letter refers to a single Target Fund, Plan and Reorganization.

We have reviewed such documents and materials as we have considered necessary for the purpose of rendering this opinion. In rendering this opinion, we have assumed that such documents as yet unexecuted will, when executed, conform in all material respects to the proposed forms of such documents that we have examined. In addition, we have assumed the genuineness of all signatures, the capacity of each party executing a document to so execute that document, the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as certified or photostatic copies.

T. Rowe Price State Tax-Free Funds, Inc.

T. Rowe Price Tax-Exempt Money Fund, Inc.
August 23, 2021

We have made inquiry as to the underlying facts that we considered to be relevant to the conclusions set forth in this letter. The opinions expressed in this letter are based upon certain factual statements relating to the Acquiring Fund and the Target Fund set forth in the Combined Proxy Statement and Prospectus filed as part of the Acquiring Company’s registration statement on Form N-14 (the “Registration Statement”) and representations made in letters from the Acquiring Fund and the Target Fund addressed to us for our use in rendering this opinion (the “Tax Representation Letters”). We have no reason to believe that these representations and facts are not valid, but we have not attempted to verify independently any of these representations and facts, and this opinion is based upon the assumption that each of them is accurate.

The conclusions expressed herein are based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations issued thereunder, published rulings and procedures of the Internal Revenue Service and judicial decisions, all as in effect on the date of this letter.

Based upon the foregoing, we are of the opinion that for U.S. federal income tax purposes:

1. (i) The transfer of the Assets of the Target Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Assumed Liabilities followed by the distribution of Acquiring Fund Shares to the Target Fund shareholders, (ii) the redemption by the Target Fund of all of its outstanding shares, and (iii) the complete dissolution and liquidation of the Target Fund, all pursuant to the Plan, will constitute a reorganization within the meaning of section 368(a) of the Code, and the Target Fund and Acquiring Fund will each be “a party to a reorganization” within the meaning of Section 368(b) of the Code;

2. Under sections 361 and 357(a) of the Code, no gain or loss will be recognized by the Target Fund (i) upon the transfer of the Assets to the Acquiring Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Assumed Liabilities or (ii) upon the distribution of Acquiring Fund Shares to the Target Fund shareholders followed by the mandatory redemption and complete liquidation of the Target Fund;

3. Under section 1032 of the Code, no gain or loss will be recognized by the Acquiring Fund upon the receipt of all of the Assets solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Assumed Liabilities of the Target Fund;

4. Under section 362(b) of the Code, the tax basis of the Assets acquired by the Acquiring Fund will be the same as the tax basis of such Assets in the hands of the Target Fund immediately prior to the transfer increased by the amount of gain or decreased by the amount of loss, if any, recognized by the Target Fund upon the transfer;

5. Under section 1223(2) of the Code, the holding period of each of the Assets in the hands of the Acquiring Fund will include the holding period of each such Asset when held by the Target Fund (except to the extent that the investment activities of the Acquiring Fund reduce or eliminate such holding period);

T. Rowe Price State Tax-Free Funds, Inc.

T. Rowe Price Tax-Exempt Money Fund, Inc.
August 23, 2021

6. Under section 354 of the Code, no gain or loss will be recognized by the Target Fund shareholders upon the exchange of their Target Fund shares solely for Acquiring Fund Shares in the Reorganization;

7. Under section 358 of the Code, the aggregate basis of Acquiring Fund Shares received by each Target Fund shareholder pursuant to the Reorganization will be the same as the aggregate basis of the Target Fund shares exchanged therefor by such a shareholder; and

8. Under section 1223(1) of the Code, the holding period of Acquiring Fund Shares to be received by each Target Fund shareholder pursuant to the Reorganization will include the holding period of the Target Fund Shares exchanged therefor, provided that such Target Fund shareholder held the Target Fund Shares as capital assets at the time of the Reorganization.

Notwithstanding the foregoing, this opinion does not address the tax consequences of the Reorganization to contracts or securities on which gain or loss is recognized upon the close of the taxable year or upon the transfer of an asset regardless of whether such transfer would otherwise be a non-recognition transaction under the Code.

Our opinion is based upon the accuracy of the certifications, representations and warranties and satisfaction of the covenants and obligations contained in the Plan, the Tax Representation Letters and in the various other documents related thereto. Our opinion may not be relied upon if any of such certifications, representations or warranties are not accurate to any material extent or if any of such covenants or obligations are not satisfied in all material respects. We hereby consent to the filing of this opinion with the Registration Statement and to the reference to us in the Combined Proxy Statement/Prospectus included as part of the Registration Statement.

Sincerely yours,

/s/ Willkie Farr & Gallagher LLP

Willkie Farr & Gallagher LLP